Sit Investment Associates

Mutual Funds Newsletter

Winter 2021

Sit Mutual Funds — 2020 Year in Review

Dividend Growth Fund

Finance, electronic technology, and transportation led the sectors driving the Fund's performance in 2020. Morgan Stanley (+101%), FedEx Corporation (+163%), and Broadcom Inc. (+44%) lead each respective category. Despite a difficult first quarter with a significant downturn due to COVID-19, the Fund recovered and posted a +13.97% (Class I) return for the calendar year.

Small Cap Dividend Growth Fund

Stock selections in the electronic technology category contributed to the Fund's Class I return (+16.20%) for the year, with Monolithic Power Systems, Inc. (+107%) one of the greatest contributors to the Fund's return. Consumer durables and consumer services also made notable contributions to the Fund's performance.

Global Dividend Growth Fund

The Fund narrowly outperformed the MSCI World Index, with an annual return of +16.00% (Class I) vs. +15.90%, respectively. Atlassian Corp. Plc Class A (+94%) and Broadcom Inc. (+42%) were top performers in the Asia/Pacific Ex Japan region. Logitech International S.A. (+108%) along with U.S.-based Scotts Miracle-Gro Company Class A (+93%) and Apple Inc. (+81%) aided performance as well.

Balanced Fund

The Fund maintains a mix of large company stocks and high-quality bonds, providing both growth potential and income. This strategy helped mitigate volatility during the turbulent first quarter. The Fund outperformed the S&P 500® Index for the full year, posting a +20.74% return versus +18.40% for the Index. The Fund is currently rated five stars by Morningstar, Inc., an independent evaluator of mutual funds.

ESG Growth Fund

The Fund kept pace with its benchmark, the MSCI World Index, throughout the year and posted the same return (+15.90%, Class I). The Fund focuses on stocks of companies which managers believe to have strong environmental, social, and corporate governance practices. Holdings such as Adobe Inc. (+51%, North America), Keyence Corporation (+59%, Japan), and Apple, Inc. (+81%) supported performance.

Large Cap Growth Fund

Technology services proved to be a strong-performing sector for the Fund in 2020, with PayPal Holdings Inc (+116%), Autodesk, Inc. (+66%), and Atlassian Corp. Plc Class A (+94%) all major contributors to the Fund's +33.94% return. YETI Holdings, Inc. (+96%, consumer durables) and DexCom, Inc. (+69%, health technology) also provided positive gains within the fund for 2020.

Mid Cap Growth Fund

The Fund posted a +19.69% return in the 4th quarter of 2020, surpassing the Russell Mid Cap® Growth Index (+19.02%). Teladoc Health, Inc. (+138%) and iRhythm Technologies, Inc. (+248%) lead their respective health services and health technology sectors, and HubSpot, Inc. (+150%) performed well in the technology services sector.

Small Cap Growth Fund

The top performer among all Sit Funds for 2020, Small Cap Growth posted a +35.93% return, topping its benchmark, the Russell 2000® Growth Index over the full year (+34.63%). Health technology, process industries, and consumer durables were the top performing sectors for the Fund with Pacific Biosciences of California, Inc. (+518%) and iRhythm Technologies, Inc. (+248%) providing large gains for the year.

International Growth Fund

Holdings in the Asia/Pacific Ex Japan, Non-Euroland, and Latin America regions aided the Sit International Growth Fund in returning +18.63% over the calendar year, beating the MSCI EAFE index (+7.82%) by over +10%. Some top performers were LG Chem Ltd. (+157%, Asia/Pacific Ex Japan), Globant SA (+105%, Latin America), and Lonza Group AG (+61%, Non-Euroland).

Developing Markets Growth Fund

Sit Developing Markets Growth Fund returned +23.14% in 2020, outgaining its benchmark MSCI Emerging Markets Index (+15.84%) over both the first three quarters of the year as well as the full year. Meituan Class B (+185%) was a standout performer of the stocks held in the Fund's Asia/Pacific Ex Japan region and added to absolute return, while avoiding Itau Unibanco Holding SA Pfd (-31%) in the Latin American region assisted the Fund relative to its benchmark.

U.S. Government Securities Fund

Sit U.S. Government Securities Fund Class S returned +3.62%, over the full year and maintained its long-tested strategy of investing in high-coupon seasoned agency mortgages to drive returns. The Fund lagged its benchmark, the Bloomberg Barclays Intermediate Government Bond Index, for the first half of 2020 (+3.58% vs. +5.78%, respectively) as Treasuries rallied when the pandemic emerged, but during the second half of the year, the Fund's higher income level helped it slightly outperform the benchmark (+0.04% vs. -0.02%, respectively).

Quality Income Fund

The Sit Quality Income Fund produced a +2.96% return for the year. High quality U.S. Corporate Bonds, with approximately a 20% weighting in the portfolio for 2020, provided the largest contribution to the Fund's results. The 30-day SEC yield for the fund was 0.68% as of year-end.

Tax-Free Income Fund

Tax-Free Income Fund finished 2020 with a strong fourth quarter return of +2.49%, beating the Bloomberg Barclays 5-Yr. Muni Index (+0.77%) benchmark by a significant margin, which helped considerably narrow the Fund's slight relative underperformance over the full year. In general, longer-maturity bonds outperformed shorter-maturity bonds for the quarter and year, while lower-quality bonds outperformed for the last quarter, but not over the full year as they continue to recover from the decline experienced at the onset of the pandemic. The Fund's 30-Day SEC Yield at year end was 1.95% providing a tax-equivalent yield of 3.29% for investors in the highest federal income tax bracket.

Minnesota Tax-Free Income Fund

The Minnesota Tax-Free Income Fund experienced a very similar situation to the Tax-Free Income Fund for 2020, with a significant portion of its return coming in the last quarter of the year as the performance of lower-quality bonds began to improve. The Fund finished 2020 with a +3.58% total return, and its 30-day SEC yield was 1.78%, which translates to a tax-equivalent yield of 3.61% for investors in the highest federal and state income tax brackets.

Investment Outlook and Strategy Summary   *by Roger J. Sit - Chairman and Chief Investment Officer*



Unparalleled global stimulus helped stave off a pandemic-related economic meltdown and is now underwriting a nascent worldwide recovery. As the virus is brought under control, a wave of pent-up demand, inventory restocking, and business investment should take hold. Rock bottom interest rates, a weakening U.S. dollar, rising commodity prices, and improving global trade are tailwinds for emerging markets. A potentially sluggish rollout of vaccines across emerging markets could push out economic normalization. Governments worldwide have amassed considerable debt used to cushion the pandemic's economic blow, with likely lower long-term global GDP growth rates. However, we anticipate at least a couple of years of above-average growth given current catalysts and easy comparisons, as the pandemic winds down.

We anticipate a challenging first calendar quarter of 2021 for COVID-19 caseloads and year-over-year GDP growth to give way to improved trends and easy comparisons in the second quarter. We forecast real GDP will rebound +4.4% in 2021 from a -3.4% contraction in 2020. The services sector represents the largest source of potential upside as social distancing restrictions end.

Democrats now control both chambers of Congress, paving the way for higher federal spending and other policy priorities. Excluding Covid-related aid, President Biden's agenda calls for added spending exceeding $7 trillion over ten years, offset by $4 trillion in higher taxes and other revenue. Without repealing the filibuster, Senate Democrats will likely rely on a budgetary process known as reconciliation, for which only a simple majority is required. Razor-thin Senate control suggests moderate Democrats may temper Biden's more ambitious policies. Increased infrastructure spending, which has bipartisan support, may prove the line item with the most upside – Biden seeks $2 trillion in additional spending, while consensus expects less than $1 trillion. On the negative side, re-regulation, a partial rollback in corporate tax cuts, and higher individual taxes for the wealthy may dent business sentiment and spur a wave of multinational firm relocations.

British lawmakers' eleventh-hour ratification of a so-called "thin" trade deal on December 30 lessens the fallout from a no-deal exit but may do little to dissipate uncertainty. The deal preserves tariff- and quota-free trade in goods between the U.K. and the E.U. and the free movement of capital. However, the agreement largely excludes services, and other vital issues remain pending. Also, a rise in non-tariff barriers (i.e., red tape) will be a sizable drag on the U.K. economy, less so on the E.U.'s, and comes as much of the area is reeling from another wave of COVID-19 infections. As a result, we expect the Bank of England and the U.K. government to offer added accommodation to mitigate the near-term trade shock.

The U.K. and E.U. central banks continue to inject considerable liquidity into the financial system to backstop the economies and kickstart growth. Manufacturing continues to recover thanks in part to solid export demand. Still, with services accounting for more than two-thirds of GDP, continued social distancing restrictions are gutting economic growth – the U.K. and the Euro Area are on pace for year-over-year real GDP declines of -11% and -7.5%, respectively, in 2020. Fortunately, western Europe appears well-positioned in terms of vaccine readiness and distribution capabilities. We now project 2021 real GDP growth of +5.5% for the U.K. and +4.5% for the Euro Area.

We expect Japan's economy to grow +2.5% in 2021 following a -5.3% contraction in 2020, as the uneven recovery from the virus-induced shock continues. The export section should again lead Japan's recovery as improving growth overseas bolsters demand. Recovery prospects for the industrial sector are supported by a stable yen, low inventory levels, and a bottoming in capital equipment orders. The outlook for the consumer is more mixed as stimulus measures will wane, prospects for wage growth are limited, and confidence remains subdued. The policy backdrop is broadly accommodative, though limited options for additional monetary stimulus continued to put the onus for further support on fiscal policy.

We estimate China's real GDP growth could exceed +8% year over year in 2021, driven in part by increased private consumption and manufacturing capital spending. The GDP growth ratio will likely peak in the high teens in the first quarter of 2021 and slow to the mid-single-digit range in the second half. Given the steady economic recovery and vaccine development progress, Beijing stated it would normalize policy. We expect a smaller fiscal budget and a smaller quota for local government special bonds as well. Finally, the government will likely accelerate reforms in 2021 while emphasizing financial risk prevention.

Fixed Income

The extraordinary fiscal and monetary stimulus set the stage for a robust rebound, accompanied by a temporary surge in inflation. Massive increases in the money supply have driven down interest rates and the U.S. dollar. Inflation from rallying commodity prices is exacerbated by the higher cost of imports resulting from a weaker dollar. Domestically, low interest rates have supported housing activity and bond issuance, as stimulus payments have increased the savings rate. We anticipate a surge in economic activity driven by massive pent-up demand just as bankruptcies have blasted a hole in the economy's capacity to supply goods and services.

There will be upward pressure on prices as the economy reopens. We expect inflation to rise easily above the Federal Reserve's previously stated target of +2% by mid-year considering the "easy" comparison to the depressed prices of the previous summer. We expect an increase in inflation to be a relatively short-term phenomenon, lasting 12-18 months. As the economy normalizes and pent-up demand subsides, we believe inflation pressures will naturally follow. Given the Fed's recent shift to an average inflation target and its commitment to keep short interest rates low, we do not anticipate much of a reaction at the short end of the yield curve. In the meantime, we expect longer-term rates to rise with higher inflation expectations, which will lead to a steeper yield curve in 2021 as the Fed continues to hold short rates near zero for much longer than they probably should.

The monetary and fiscal policy environment will continue to be supportive of capital markets. We expect the Federal Reserve to leave rates low past the end of the pandemic despite an anticipated massive spending spike in the second half of 2021. While the resulting economic strength will be modestly tempered by a less supportive federal government, it will still be enough to create an economic boom and increas in near-term inflation. As such, we have positioned portfolios for a steepening yield curve, while emphasizing investments in specific cyclical sectors that we believe will be the largest beneficiaries of the recovery. We intend to capitalize on tactical trading opportunities provided by a changing political landscape and shifts in confidence levels as the economic recovery takes hold.

The tax-exempt yield curve flattened during the fourth quarter but steepened for the year. Short-term tax-exempt rates were rela-

tively unchanged during the fourth quarter, remaining at low absolute levels with shorter-term U.S. Treasuries. Yields on intermediate- and long-term tax-exempts decreased and approached the all-time lows experienced over the summer months of 2020. Rates across the tax-exempt yield curve ended the quarter and the year close to lows for 2020.

Credit quality and duration were the primary drivers of fourth-quarter performance. Longer bonds outperformed shorter bonds for both the quarter and the year. Lower credit quality bonds outperformed higher credit quality bonds during the quarter. However, for the year, lower-quality bonds generally underperformed higher-quality bonds. This difference highlights that, while tax-exempt spreads continue to recover from the depths experienced at the onset of the pandemic, in general, they have not fully recovered.

Total municipal issuance was approximately $474 billion during 2020, the highest on record. Taxable bonds were nearly 31% of total municipal supply. It is interesting to note that, although total municipal bond issuance reached record levels, neither the taxable nor tax-exempt sub-components surpassed prior category records independently. In fact, tax-exempt issuance declined on a year-over-year basis. Many strategists expect supply to remain strong during 2021 and believe investor appetite for taxable municipal debt, some of which comes from overseas, will continue.

Absolute yield levels were low at the end of 2020, and our base case calls for modestly increasing U.S. Treasury yields during 2021. We think high-grade, tax-exempt rates are also likely to rise during 2021, although they could increase to a lesser extent than taxable bonds due to continued investor demand for tax-exempt income. Also, should taxable muni issuance remain a meaningful portion of total municipal bonds issued, the available supply of tax-exempt debt will be less than it would be otherwise. We expect spreads will tighten further from current levels. We plan to maintain duration near current levels and view diversification as a critical component of managing portfolio risk.

Global Equities

Central banks continue to inject massive amounts of liquidity into the global financial system, with total support announced thus far equaling almost $13 trillion. Along with global fiscal stimulus of over $15 trillion (and mounting), the scale of accommodation is without precedent. The actions have helped stabilize economies worldwide in the face of the global pandemic and set the foundation for GDP growth. Rising stock markets are an offshoot of improving prospects for corporate earnings and abundant liquidity. Plus, as central banks employ a low interest rate policy, the T.I.N.A. effect (i.e., there-is-no-alternative) is pushing some investors out on the risk curve and into equities.

Big tech dominated 2020 U.S. equity returns, but market breadth is now improving. Growth equity indices outperformed value peers considerably for the year. Driven by stellar gains in large-capitalization technology stocks and stay-at-home beneficiaries, the tech-heavy Russell 1000® Growth Index produced a 38.5% return in 2020. Stock market breadth had improved over the last two months of the quarter on encouraging COVID-19 vaccine developments, with gains realized across market capitalization ranges, growth-value indices, and all eleven GICS sectors. While U.S. and Chinese stocks were the standout performers for the first nine months of the year, participation in global equity market gains also widened significantly in the fourth quarter on positive vaccine news.

Equities are attractive relative to bonds, but EPS growth is needed for further gains. We believe the stock market rally has brought the S&P 500 closer to fair value – especially when record low interest rates, benign inflation, and elevated equity risk premiums are considered. Moreover, sell-side estimates often prove overly cautious coming out of recession, implying upside to current earnings projections. The S&P 500's earnings yield of +3.8% compares very favorably to the 10-year U.S. Treasury yield of +0.92%. Although the Fed expressed its desire to keep interest rates low for an extended period, inflationary pressures may force its hand in late 2021 or early 2022 – higher inflation/interest rates would weigh on equity valuations. However, we expect double-digit year-over-year earnings growth for the S&P 500 Index in both 2021 and 2022 to more than offset contraction in the overall market multiple and drive positive equity returns in 2021 and beyond as the economic upturn endures. Given full market multiples and evolving risks, picking quality companies with improving fundamentals, attractive valuations, and a high potential to exceed expectations will be crucial for portfolio outperformance.

We remain constructive on U.S. equities over the intermediate-term and think participation in market gains will continue to broaden beyond large-capitalization FAANG + M tech stocks as the pandemic comes under control and global economies normalize. Near-term tailwinds for stocks include positive seasonality, elevated cash levels, global stimulus, vaccine deployment, easing financial conditions, and valuations that are attractive to bonds, However, stocks remain vulnerable to pullbacks on disappointments.

While lingering uncertainties continue to support diversification, we shifted portfolios toward a more pro-cyclical stance over the past few months. In addition to factors cited above, President Biden and the Democratic sweep of both chambers of Congress have significant implications for financial markets, including the likelihood of increased fiscal stimulus likely to add to the reflation impulse prevailing in markets recently.

In terms of sector positioning, this reflationary backdrop has led to a more constructive view of the financial sector, as a combination of higher rates, improving credit, and strong asset prices provide an earnings tailwind. We continue to overweight the technology sector but shifted emphasis to hardware from software due to valuation concerns. We believe select semiconductor and hardware companies will continue to benefit from both cyclical and secular trends that will drive growth for many years to come. We also remain positive on the outlook for industrials. Holdings in industrial stocks focus on companies that will benefit from potential infrastructure legislation. Finally, we continue to find attractive opportunities in the health care sector, although sentiment will continue to be influenced by political and regulatory developments.

Sentiment is beginning to improve for dividend-paying stocks. As of December 31, 2020, we calculate that over two-thirds of S&P 500 stocks currently offer dividend yields above the 10-year Treasury yield. We believe an improving economy in the year ahead will lead to an acceleration in earnings and dividend growth. This, combined with attractive valuations for dividend-paying stocks, should lead to sustained positive sentiment of dividend-paying equities. Sentiment has turned noticeably positive for smaller capitalization stocks as well. U.S. small-cap stocks are more direct beneficiaries of economic improvement, attractively-valued, and a segment that investors turn to when comfortable taking more risk.

In international portfolios, we remain positive on equities in China, South Korea, and India — nations that are further along in their economic recoveries due to the early implementation of measures to control the COVID-19 outbreak.

Retirement News   Steve Benjamin, CEBS, CRPC

IRS Expands Identity Protection PIN Program

The Internal Revenue Service recently expanded the Identity Protection PIN (IP PIN) Program to all taxpayers. The IP PIN is a six-digit code known only to you and the IRS. It helps prevent identity thieves from filing fraudulent tax returns using your personally identifiable information. Each IP PIN is valid for one year, after which you must obtain a new number.

"This is a way to, in essence, lock your tax account, and the IP PIN serves as the key to opening that account," said IRS Commissioner Chuck Rettig. "Electronic returns that do not contain the correct IP PIN will be rejected, and paper returns will go through additional scrutiny for fraud."

A number of years ago, the IRS launched the IP PIN program to protect identity theft victims from tax-related fraud. More recently, the IRS expanded the program to specific states where taxpayers could voluntarily opt into the program and now, the program is going nationwide.

For more information, or to get an IP PIN, go to www.irs.gov/ippin. If one hasn't been created previously, you should have the following handy when you create your account:

- Email address
- Social Security Number
- Tax filing status
- Mailing address
- One account number that is linked to your name that is either a credit card, student loan, mortgage or home equity loan, home equity line of credit or auto loan.

Account Beneficiary

Unfortunately, it's not that uncommon to find individuals fighting in court over who the intended beneficiary was to be on an investment account. If you're not sure who your account beneficiary is, please give us a call at 1-800-332-5580. If you'd like, we'll be happy to email or mail you a form so that you can change the beneficiary on your account.

Tax on Qualified Dividends and Capital Gains for 2021

Income		Tax Rate
Single	Married Filing Jointly	
0 - $40,400	0 - $80,800	0%
$40,400 - $445,850	$80,800 - $501,600	15%
$445,850+	$501,600+	20%

Income Causing Social Security Benefits to be Taxable

	Up to 50% Taxable	Up to 85% Taxable
Single	$25,001 - $34,000	$34,000+
Married Filing Jointly	$32,001 - $44,000	$44,000+

Standard Deduction for 2021

	Annual Amount	Additional Amount if Blind or 65+
Single	$12,550	$1,700
Married Filing Jointly	$25,100	$1,350

2021 Federal Income Tax Rates

Rate	Single	Married Filing Jointly
	2021 Taxable Income	
10%	Up - $9,950	Up to $19,900
12%	$9,950 - $40,525	$19,900 - $81,050
22%	$40,525 - $86,375	$81,050 - $172,750
24%	$86,375 - $164,925	$172,750 - $329,850
32%	$164,925 - $209,425	$329,850 - $418.850
35%	$209,425 - $523,600	$418,850 - $628,300
37%	$523,600+	$628,300+

2020 Tax Information

Completed Federal Form	Information	Recipients in Tax Year 2020	Date Mailed to Shareholders
1099-DIV	Reports ordinary and qualified dividends and short- and long-term capital gain distributions for taxable accounts. Tax-exempt income is also reported.	While all the Sit Mutual Funds distributed dividend income and/or capital gains in 2020, shareholders will receive this tax form only if they were fund owners at the time the dividend income or capital gains were distributed.	Mailed by February 15, 2021
1099-B	Reports exchange and redemption activity in non-IRA accounts.	Shareholders who made transactions in any Sit Mutual Fund. IRA and retirement plan account activity is not included.	Mailed by February 15, 2021
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in the box to the immediate left, in their IRA and retirement plan accounts..	Mailed by January 31, 2021
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31st fair market value.	Shareholders who made account transactions, as described in the box to the immediate left, in their IRA account.	Mailed by May 31, 2021

Sit Dividend Growth Fund

As of December 31, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns					
		1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**12.01**	**13.97**	**11.19**	**12.85**	**11.98**	**10.14**	**1.38**
S&P 500® Index	12.15	18.40	14.18	15.22	13.89	9.63	
Class S Shares	**11.93**	**13.67**	**10.93**	**12.58**	**11.70**	**9.60**	**1.13**
S&P 500 Index	12.15	18.40	14.18	15.22	13.89	9.74	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	6.2	Procter & Gamble Co.	1.9
Microsoft Corp.	5.7	Qualcomm, Inc.	1.8
Johnson & Johnson	2.7	Applied Materials, Inc.	1.8
Broadcom, Inc.	2.3	PepsiCo, Inc.	1.7
Verizon Communications, Inc.	1.9	Medtronic, PLC	1.7
		Total	27.7

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	19.0
Finance	16.1
Health Technology	13.6
Technology Services	10.7
Consumer Non-Durables	8.2
Producer Manufacturing	6.0
Retail Trade	4.9
Utilities	4.7
Sectors Less Than 4.0%	16.4
Cash and Other Net Assets	0.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$193.0
S Share Assets (Millions):	$29.8
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$361.5
Median Market Cap (Billions):	$88.4

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 30 years
 Kent L. Johnson, CFA, 31 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of December 31, 2020

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			
Mid			
Small		■	

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Kent L. Johnson, CFA, 31 years
Robert W. Sit, CFA, 29 years
Michael T. Manns, 33 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	Since Inception	
Class I Shares	22.42	16.20	7.00	10.93	8.15	0.78
Class S Shares	22.38	16.00	6.73	10.65	7.88	0.54
Russell 2000® Index	31.37	19.96	10.25	13.26	9.74	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	3.7	Encompass Health Corp.	1.8
MKS Instruments, Inc.	3.3	KBR, Inc.	1.7
Chegg, Inc.	2.3	American Financial Group, Inc.	1.7
Scotts Miracle-Gro Co.	2.1	CMC Materials, Inc.	1.6
Globant SA	1.8	Axis Capital Holdings, Ltd.	1.6
		Total	21.7

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.6
Producer Manufacturing	11.0
Electronic Technology	10.6
Consumer Services	6.9
Consumer Durables	6.5
Health Technology	6.4
Process Industries	5.2
Commercial Services	4.6
Sectors Less Than 4.5%	21.9
Cash and Other Net Assets	2.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$14.8
S Share Assets (Millions):	$4.7
Number of Holdings:	87
Wtd. Avg. Market Cap (Billions):	$5.8
Median Market Cap (Billions):	$4.4

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of December 31, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**12.31**	**16.00**	**9.92**	**10.79**	**8.77**	**9.53**	**0.86**
Class S Shares	**12.30**	**15.77**	**9.64**	**10.53**	**8.50**	**9.26**	**0.62**
MSCI World Index	13.96	15.90	10.54	12.19	9.87	9.11	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.7
Technology Services	15.1
Health Technology	14.3
Electronic Technology	12.6
Consumer Non-Durables	9.6
Producer Manufacturing	9.6
Consumer Services	4.3
Utilities	3.5
Sectors Less Than 3.0%	14.1
Cash and Other Net Assets	1.2

PORTFOLIO COUNTRY ALLOCATION (%)

United States	60.4
Switzerland	9.9
United Kingdom	9.2
Germany	5.0
Ireland	4.7
Australia	3.3
Japan	2.2
Spain	2.1
2 Countries Less Than 2.1%	2.0
Cash and Other Assets	1.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	6.6
Apple, Inc.	6.2
Logitech International SA	2.8
Johnson & Johnson	2.7
Accenture, PLC	2.3
JPMorgan Chase & Co.	2.3
Lonza Group AG	2.3
Atlassian Corp., PLC	2.2
Abbott Laboratories	2.2
Nestle SA	2.2
Total	20.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$37.4
S Share Assets (Millions):	$3.7
Number of Holdings:	62
Wtd. Avg. Market Cap (Billions):	$367.0
Median Market Cap (Billions):	$78.9

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 30 years
 Kent L. Johnson, CFA, 31 years
 Raymond E. Sit, 28 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of December 31, 2020

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 30 years
- Bryce A. Doty, CFA, 30 years
- Ronald D. Sit, CFA, 36 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**8.55**	**20.74**	**12.33**	**11.79**	**9.97**	**7.71**
S&P 500® Index	12.15	18.40	14.18	15.22	13.89	10.16
Bloomberg Barclays Aggregate Bond Index	0.67	7.51	5.34	4.44	3.84	5.31

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	3.9
Amazon.com, Inc.	2.9
Microsoft Corp.	2.8
Alphabet, Inc.	2.4
Visa, Inc.	2.0

Bonds

Company Name	% of Net Assets
U.S. Treasury Bond, 0.13%, 4/30/22	3.3
U.S. Treasury Inflation Bond, 0.25%, 2/15/50	0.7
U.S. Treasury Bill, 0.07%, 1/21/21	0.6
Putnam Master Intermediate Income Trust	0.5
Putnam Premier Income Trust	0.5

PORTFOLIO ALLOCATION (%)

Stocks	63.2
Bonds	32.8
Cash and Other Net Assets	4.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$61.2
Number of Holdings:	254

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of December 31, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns		
		1 Year	3 Year	Since Inception
Class I Shares	**10.31**	**15.90**	**10.72**	**12.68**
Class S Shares	**10.24**	**15.62**	**10.41**	**12.40**
MSCI World Index	13.96	15.90	10.54	13.45

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	6.0	Lonza Group AG	2.6
Microsoft Corp.	5.6	Home Depot, Inc.	2.5
Iberdrola SA, ADR	2.9	Sony Corp., ADR	2.4
Alphabet, Inc.	2.8	Visa, Inc.	2.4
Allianz SE, ADR	2.7	Facebook, Inc.	2.4
		Total	32.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	18.9
Health Technology	15.0
Electronic Technology	11.7
Consumer Non-Durables	10.7
Finance	9.1
Producer Manufacturing	7.9
Consumer Services	6.0
Retail Trade	5.1
Sectors Less Than 3.0%	13.8
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$4.2
S Share Assets (Millions):	$3.7
Number of Holdings:	56
Wtd. Avg. Market Cap (Billions):	$382.0
Median Market Cap (Billions):	$92.9

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

		Style	
	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 30 years
- David A. Brown, 25 years
- Kent L. Johnson, CFA, 31 years
- Michael T. Manns, 33 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of December 31, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Ronald D. Sit, CFA, 36 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**10.80**	**33.94**	**19.90**	**18.12**	**14.59**	**10.94**
Russell 1000® Growth Index	11.39	38.49	22.99	21.00	17.21	12.25

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	11.2	Visa, Inc.	3.0
Microsoft Corp.	8.4	PayPal Holdings, Inc.	2.6
Amazon.com, Inc.	6.5	UnitedHealth Group, Inc.	2.6
Alphabet, Inc.	5.4	salesforce.com, Inc.	2.3
Facebook, Inc.	3.7	Broadcom, Inc.	2.2
		Total	47.9

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	33.7
Electronic Technology	19.0
Health Technology	8.7
Retail Trade	8.7
Consumer Services	5.3
Consumer Non-Durables	5.1
Finance	3.5
Producer Manufacturing	3.5
Sectors Less Than 3.0%	11.3
Cash and Other Net Assets	1.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$156.9
Number of Holdings:	62
Wtd. Avg. Market Cap (Billions):	660.1
Median Market Cap (Billions):	116.5

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of December 31, 2020

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**19.69**	**33.08**	**17.14**	**14.55**	**11.68**	**11.96**
Russell Midcap® Growth Index	19.02	35.59	20.50	18.66	15.04	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Atlassian Corp., PLC	2.5	PTC, Inc.	2.2
Teladoc Health, Inc.	2.4	Autodesk, Inc.	2.1
Thermo Fisher Scientific, Inc.	2.3	Scotts Miracle-Gro Co.	2.0
DexCom, Inc.	2.3	Trex Co., Inc.	2.0
HubSpot, Inc.	2.2	Booz Allen Hamilton Holding Corp.	2.0
		Total	21.9

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	23.9
Health Technology	15.7
Electronic Technology	15.2
Producer Manufacturing	7.6
Finance	7.4
Health Services	4.7
Consumer Services	4.1
Industrial Services	3.3
Sectors Less Than 3.3%	15.6
Cash and Other Net Assets	2.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$213.8
Number of Holdings:	75
Wtd. Avg. Market Cap (Billions):	$31.2
Median Market Cap (Billions):	$17.4

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Kent L. Johnson, CFA, 31 years
Robert W. Sit, CFA, 29 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of December 31, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Kent L. Johnson, CFA, 31 years
  Robert W. Sit, CFA, 29 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**22.77**	**35.93**	**16.17**	**13.44**	**11.13**	**10.88**
Russell 2000® Growth Index	29.61	34.63	16.20	16.36	13.48	9.20

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	2.8	HubSpot, Inc.	2.1
Chegg, Inc.	2.6	iRhythm Technologies, Inc.	2.1
Pacific Biosciences of California, Inc.	2.6	Trex Co., Inc.	2.1
Paycom Software, Inc.	2.5	Teladoc Health, Inc.	2.0
YETI Holdings, Inc.	2.2	Scotts Miracle-Gro Co.	1.9
		Total	22.9

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	18.1
Technology Services	16.4
Electronic Technology	9.6
Producer Manufacturing	8.8
Consumer Durables	6.8
Finance	6.5
Consumer Services	6.4
Commercial Services	4.4
Sectors Less Than 4.4%	20.9
Cash and Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$132.2
Number of Holdings:	91
Wtd. Avg. Market Cap (Billions):	$10.6
Median Market Cap (Billions):	$6.0

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of December 31, 2020

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**13.92**	**18.63**	**7.81**	**7.73**	**5.73**	**4.56**
MSCI EAFE Index	16.05	7.82	4.28	7.45	5.51	5.49

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.4
Finance	15.2
Electronic Technology	12.5
Technology Services	12.5
Producer Manufacturing	11.0
Consumer Non-Durables	10.5
Utilities	3.2
Consumer Durables	2.9
Sectors Less Than 2.9%	15.0
Cash and Other Net Assets	1.8

PORTFOLIO COUNTRY ALLOCATION (%)

Switzerland	16.7
United Kingdom	13.8
China/Hong Kong	11.5
Japan	9.7
France	8.3
Germany	5.9
Australia	5.0
Spain	3.9
10 Countries Less Than 3.9%	23.4
Cash and Other Assets	1.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Logitech International SA	2.8
Nestle SA	2.7
LG Chem, Ltd.	2.6
Schneider Electric SE	2.5
ASML Holding NV	2.5
Lonza Group AG	2.4
Iberdrola SA	2.3
Tencent Holdings, Ltd.	2.3
Sony Corp., ADR	2.2
London Stock Exchange Group, PLC	2.2
Total	24.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$28.6
Number of Holdings:	75
Wtd. Avg. Market Cap (Billions):	$101.8
Median Market Cap (Billions):	$45.6

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 30 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of December 31, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Raymond E. Sit, 28 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**17.79**	**23.14**	**7.93**	**13.28**	**2.80**	**4.89**
MSCI Emerging Markets Index	19.34	15.84	3.68	10.21	1.15	3.81

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	20.0
Technology Services	17.1
Finance	16.4
Retail Trade	10.2
Consumer Services	6.7
Consumer Non-Durables	4.6
Investment Companies	3.3
Non-Energy Minerals	3.3
Sectors Less Than 3.3%	12.6
Cash and Other Net Assets	5.8

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	39.7
South Korea	12.4
Taiwan	7.9
India	6.2
South Africa	5.7
Brazil	3.6
Israel	3.1
United States	3.1
8 Countries Less Than 3.1%	12.5
Cash and Other Assets	5.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	6.8
Tencent Holdings, Ltd.	6.1
Taiwan Semiconductor Co.	5.2
Alibaba Group Holding, Ltd., ADR	5.0
TAL Education Group, ADR	4.2
iShares MSCI India ETF	3.3
LG Chem, Ltd.	3.2
NICE Systems, Ltd., ADR	3.2
JD.com, Inc., ADR	2.9
HDFC Bank, Ltd., ADR	2.9
Total	42.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$13.5
Number of Holdings:	53
Wtd. Avg. Market Cap (Billions):	$181.6
Median Market Cap (Billions):	$25.6

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of December 31, 2020

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class S Shares	**-0.18**	**3.62**	**2.91**	**2.15**	**1.76**	**5.09**	**1.75**
Bloomberg Barclays Intermediate Government Index	-0.22	5.73	4.10	2.89	2.46	5.35	
Class Y Shares	**-0.11**	**3.92**	—	—	—	**3.92**	**2.00**
Bloomberg Barclays Intermediate Government Index	-0.22	5.73	—	—	—	5.73	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	51.9
FNMA Pass-Through	20.1
GNMA Pass-Through	10.6
U.S. Treasury/Federal Agy.	9.2
FHLMC Pass-Through	4.7
Asset-Backed	1.4
SBA Pass-Through	0.5
Cash & Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$407.6
Y Share Assets (Millions):	$77.9
Average Maturity:	17.9 Years
Effective Duration:	1.9 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Quality	Short	Interm	Long
High	■		
Mid			
Low			

Duration

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Bryce A. Doty, CFA, 30 years
Mark H. Book, CFA, 34 years

FUND DETAILS

Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of December 31, 2020

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

	Duration		
Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Bryce A. Doty, CFA, 30 years
 Mark H. Book, CFA, 34 years
 Christopher M. Rasmussen, CFA, 20 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	Since Inception	
Quality Income	**0.76**	**2.96**	**2.32**	**1.78**	**1.23**	**0.68**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	0.21	3.33	2.98	2.21	1.64	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	32.9
Corporate Bonds	25.8
Mortgage Pass-Through (Agy.)	18.0
Taxable Municipal	7.9
Asset-Backed (non-agency)	6.0
CMO (non-agency)	5.4
Cash & Other Net Assets	4.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$105.0
Average Maturity:	9.1 Years
Effective Duration:	1.0 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of December 31, 2020

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**2.49**	**4.01**	**3.90**	**3.98**	**5.34**	**5.16**
Bloomberg Barclays 5-Year Muni Index	0.77	4.29	3.80	2.81	3.03	4.89

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	1.95

Tax-Equivalent 30-Day Yields	
38.8% Tax Rate	3.19
40.8% Tax Rate	3.29

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	25.8
Single Family Mortgage	19.0
Other Revenue	11.5
Education/Student Loan	10.5
Insured	7.4
General Obligation	6.1
Investment Companies	5.5
Hospital / Health Care	4.3
Sectors Less Than 3.0%	6.6
Cash and Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$338.2
Average Maturity:	19.6 Years
Duration to Estimated Avg. Life:	5.3 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Paul J. Jungquist, CFA, 26 years
Todd S. Emerson, CFA, 26 years
Kevin P. O'Brien, CFA, 17 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of December 31, 2020

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration

	Short	Interm	Long
High			
Mid		■	
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Paul J. Jungquist, CFA, 26 years
  Todd S. Emerson, CFA, 26 years
  Kevin P. O'Brien, CFA, 17 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.82**	**3.58**	**3.74**	**3.42**	**4.47**	**4.64**
Bloomberg Barclays 5-Year Muni Bond Index	0.77	4.29	3.80	2.81	3.03	4.23

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.78	44.83% Tax Rate	3.47
		46.63% Tax Rate	3.61

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.6
Single Family Mortgage	17.8
Education/Student Loan	15.7
Hospital / Health Care	14.6
General Obligation	10.8
Municipal Lease	4.5
Other Revenue	3.6
Utility	2.0
Sectors Less Than 2.0%	6.2
Cash and Other Net Assets	4.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$672.3
Average Maturity:	16.7 Years
Duration to Estimated Avg. Life:	4.7 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Sit Mutual Funds - 2020 Year in Review • Investment Outlook and Strategy Summary • IRS Expands Identity Protection PIN Plan • Account Beneficiary • 2020 and 2021 Tax Information • Sit Mutual Funds Fourth Quarter 2020 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Past performance of is no guarantee of future results.

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.